UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Nuveen Churchill Private Capital Income Fund
(Name of Issuer)

Nuveen Churchill Private Capital Income Fund
(Name of Person(s) Filing Statement)

Class I, Class D, and Class S Shares of Beneficial Interest
(Title of Class of Securities)

67114U 105, 67114U 303, and 67114U 204
(CUSIP Number of class of securities)

John D. McCally, Esq.
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(212) 478-9200

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Owen J. Pinkerton, Esq.
Sara Sabour Nasseri, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

May 29, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information
(a)The name of the issuer is Nuveen Churchill Private Capital Income Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 375 Park Avenue, 9th Floor, New York, New York 10152 and the Fund’s telephone number is (212) 478-9200.

(b)The title of the securities that are the subject of the offer to purchase and the related letter of transmittal (the “Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with the Class I Shares and the Class D Shares, the “Shares”) or portions thereof. As of the close of business on March 31, 2026, there were 60,269,691 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 3,013,484 Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of March 31, 2026.

(c)The Shares are not traded in any market.

Item 3. Identity and Background of Filing Person
(a)The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Churchill PCIF Advisor LLC (the “Adviser”) serves as the investment adviser to the Fund, and Churchill Asset Management LLC (“Churchill”) serves as the investment sub-adviser to the Fund. Each of the Adviser and Churchill is located at 375 Park Avenue, 9th Floor, New York, New York 10152 and its telephone number is (212) 478-9200. The members of the Fund’s Board of Trustees (the “Board”) are Kenneth Kencel, William Huffman, Stephen Potter, James Ritchie, Dee Dee Sklar and Sarah Smith (each, a “Trustee”). The Fund’s Chief Executive Officer and President is Kenneth Kencel, the Chief Financial Officer and Treasurer is Shaul Vichness, the Chief Compliance Officer is Charmagne Kukulka, the Vice President and Secretary is John McCally and the Chief Accounting Officer is Marissa Hassen. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and telephone number set forth in Item 2(a) above.

(b)-(c)    Not applicable

Item 4. Terms of the Transaction.

(a)(1)	(i)
Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 3,013,484 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on June 29, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)
The purchase price of a Share (or portion thereof) tendered will be the net asset value of the applicable class as of June 30, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Shareholder by SS&C GIDS, Inc., the Fund’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and are incorporated herein by reference.

(iii)
The Offer is scheduled to expire on June 29, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

	(iv)	Not applicable.
	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to the Transfer Agent). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
	(x)	Reference is made to Section 2 “Offer to Purchase and Price” of the Offer to Purchase, which is incorporated herein by reference.
	(xi)	Not applicable.
	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)
Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)
Information regarding the contribution of certain portfolio investments to the Fund is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Fund” and “Item 8. Interests in Securities of the Issuer” herein.

(b)-(d)	Not applicable.
(e)
The Fund’s Prospectus dated April 30, 2026, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. Information regarding agreements involving the Shares is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Fund” and “Item 8. Interests in Securities of the Issuer” herein. Except as set forth therein, the Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of this Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)
Reference is made to Section 8 “Certain Information about the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of March 31, 2026, the following persons own the number of Shares indicated in the below table.

	Shares Beneficially Owned
Name and Address	Number	Percentage(1)
Interested Trustees(2)
Kenneth Kencel(3)	10,085	*
William Huffman	—	—
Independent Trustees(2)
Stephen Potter(4)	13,230	*
James Ritchie(5)	26,215	*
Dee Dee Sklar(6)	2,449	*
Sarah Smith	—	—
Executive Officers who are not Trustees(2)
Shai Vichness	—	—
Charmagne Kukulka	—	—
John McCally	—	—
Marissa Hassen	—	—
5% Holders
Teachers Insurance and Annuity Association of America(7)	3,347,667	5.4%
Income Insurance Ltd(8)	4,135,823	6.9%
All Trustees and Executive Officers as a group (10 persons)(2)	51,979	*
__________________
*     Less than 1%
(1)Percentage of beneficial interest is based on 60,269,691 Shares outstanding as of March 31, 2026.
(2)The address for all of the Fund’s executive officers and Trustees is c/o Nuveen Churchill Private Capital Income Fund, 375 Park Avenue, 9th Floor, New York, NY 10152.
(3)Mr. Kencel holds all of his Class I Shares indirectly: (i) 5,042.356 Class I Shares are held through a trust; and (ii) 5,042.356 Class I Shares are held through a trust pursuant to which Mr. Kencel’s spouse retains sole voting and dispositive power.
(4)Mr. Potter holds all of his Class I Shares indirectly through a trust.
(5)Mr. Ritchie holds 13,107.70 Class I Shares directly. Mr. Ritchie may also be deemed to beneficially own 13,107.70 Class I Shares indirectly by virtue of his wife’s ownership of such Shares.
(6)Ms. Sklar holds all of her Class I Shares indirectly through a joint account, pursuant to which she has shared voting and dispositive power.
(7)The address of Teachers Insurance and Annuity Association of America (“TIAA”) is 730 Third Avenue, New York, NY 10017. TIAA holds (i) 1,590,418 Class I Shares directly and (ii) 1,757,249 Class I Shares indirectly through a private fund managed by Churchill in which TIAA is the sole investor. In connection with the Fund’s formation, on March 30, 2022, the Fund issued and sold 40 Class I Shares to TIAA, for an aggregate purchase price of $1,000. In addition, on March 31, 2022, prior to the Fund’s election to be regulated as a business development company under the 1940 Act, TIAA contributed certain portfolio investments to the Fund and NCPIF SPV I LLC (n/k/a Churchill NCPCIF CLO-I LLC), a wholly owned subsidiary of the Fund, in the amount of $296,231,000 (fair value as of March 31, 2022). In connection therewith, the Fund issued to TIAA 10,540,000 Class I Shares at $25.00 per Share. Class I Shares owned by TIAA are subject to additional restrictions. TIAA may submit its Class I Shares for repurchase beginning on March 31, 2027. The total amount of repurchases of TIAA shares eligible for redemption will be limited to no more than 1.67% of the Fund’s aggregate net asset value per calendar quarter; provided that, if in any quarter the total amount of aggregate repurchase requests of all classes of beneficial interest does not exceed the overall share repurchase plan limits of 5% of the aggregate net asset value per calendar quarter, the above redemption limits on the TIAA shares will not apply to that quarter and TIAA will be entitled to redeem up to the overall share repurchase plan limits. Notwithstanding the foregoing, TIAA may sell a portion of its Class I Shares to unaffiliated investors in reliance upon an exemption from registration under the Securities Act of 1933, as amended.
(8)The address of Income Insurance Ltd (“Income”) is 75 Bras Basah Road, Income Centre, Singapore, 189557. Income holds all of its Class I Shares directly. NTUC Enterprise Co-Operative Ltd, the parent company of Income, may be deemed to beneficially own the Class I Shares that are directly held by Income.
None of the Trustees or executive officers listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the sixty (60) days prior to May 29, 2026, the Fund has issued to its Trustees an aggregate of approximately 595 Shares, including the net impact of Shares issued pursuant to the Fund’s distribution reinvestment plan, for net proceeds of approximately $14,294. Except for foregoing, and based upon the Fund’s records and upon information provided to the Fund, there have not been any other transactions in Shares that as of May 29, 2026 were effected during such period by any of the Trustees or executive officers of the Fund, the Adviser, Churchill, any person controlling the Fund, any director or executive officer of any entity or other person ultimately in control of the Fund, any associate or minority-owned subsidiary of the Fund or any executive officer or trustee of any subsidiary of the Fund.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)
The audited annual financial statements of the Fund as of December 31, 2025 and the unaudited financial statements of the Fund for the three months ended March 31, 2026, filed with the SEC on EDGAR on March 6, 2026 and May 12, 2026, respectively, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11. Additional Information.

(a)
	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(c)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

	(v)	Form of Promissory Note.

	(vi)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)		Not applicable.

(b)		None.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

EX-FILING FEES		Calculation of Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

Dated: May 29, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
(a)(1)(v)	Form of Promissory Note.
(a)(1)(vi)	Form of Notice of Withdrawal of Tender.
EX-FILING FEES	Calculation of Filing Fee Table.